UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

DECEMBER 15 , 2004

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on October 27, 2004

Stock Exchange Announcement
Financial statement for the first nine months of 2004

27 October 2004

Novo Nordisk’s operating profit grew by 10% in the first nine months

•	Sales increased by 15% measured in local currencies in the first nine months of 2004. Measured in Danish kroner sales increased by 11%. Sales in the third quarter were positively impacted by increases in US wholesaler inventories.

•	Sales of insulin analogues increased by 87% measured in local currencies.
•	NovoSeven® sales increased by 15% measured in local currencies.
•	Operating profit increased by 10% to DKK 5,203 million, and net profit increased by 4% to DKK 3,615 million. Earnings per share (diluted) increased by 5% to DKK 10.66.
•	Operating profit for the full year 2004 is still expected to grow by slightly more than 5% despite a continued challenging currency environment.
•	Following regulatory consultations in Europe, Novo Nordisk expects to file an application for marketing approval in Europe for the use of NovoSeven® in connection with intracerebral haemorrhages (ICH) by mid-2005.

•	Lars Rebien Sørensen, president & CEO, said: “The strong underlying performance continued in the third quarter, primarily driven by increased sales of insulin analogues and NovoSeven®. We are furthermore very encouraged by the possibility of filing in Europe already next year for the use of NovoSeven® in ICH, a condition for which there today is no effective therapy.”

Stock Exchange Announcement No 58 / 2004	Page 1 of 17

Financial statement for the first nine months of 2004

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The accounting policies used in this unaudited interim financial report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section 'Adoption of IFRS in 2004' in the Annual Financial Report 2003. This section describes the changes from the historically applied Danish GAAP to IFRS. Free cash flow is defined as cash flow from operating activities plus cash flow from investing activities less net change in marketable securities (>3 months). To facilitate the performance evaluation in the first nine months of 2004, all relevant quarterly numbers and ratios for 2003 and 2004 using IFRS have been made available in the appendices to this announcement.

(Amounts below in DKK million except average number of shares outstanding, earnings per share and full-time employees).

			% change
			9M 2003
Income statement	9M 2004	9M 2003	to 9M 2004

Sales	21,258	19,188	11%

Gross profit	15,377	13,914	11%
Gross margin	72.3%	72.5%

Sales and distribution costs	6,050	5,506	10%
Percent of sales	28.5%	28.7%

Research and development costs	3,094	2,918	6%
Percent of sales	14.6%	15.2%

Administration costs	1,392	1,355	3%
Percent of sales	6.5%	7.1%

Licence fees and other operating income	362	613	(41%)

Operating profit	5,203	4,748	10%
Operating margin	24.5%	24.7%

Share of profit in associated companies	(97)	(144)	(33%)
Other net financial income	289	692	(58%)
Profit before tax	5,395	5,296	2%

Net profit	3,615	3,489	4%
Net profit margin	17.0%	18.2%

Other key numbers

Earnings per share (in DKK) – diluted	10.66	10.19	5%

Average number of shares outstanding (million) – diluted	339.3	342.4

Depreciation, amortisation and impairment losses	1,343	1,028	31%
Capital expenditure	1,907	1,368	39%

Cash flow from operating activities	5,550	5,928	(6%)
Free cash flow	3,439	4,549	(24%)

Equity	25,654	23,700	8%
Equity ratio	72.1%	67.4%
Total assets	35,587	35,140	1%

Full-time employees at the end of the period	20,001	18,664	7%

Stock Exchange Announcement No 58 / 2004	Page 2 of 17

Sales development by segments

Sales increased by 15% measured in local currencies. Growth was realised both within the diabetes care and the biopharmaceuticals segments – primarily driven by strategically important products like the insulin analogues NovoRapid® and NovoMix® 30 as well as NovoSeven®.

	Sales	Growth	Growth	Share of
	9M	as	in local	growth
	2004	reported	currencies	in local
	DKK mn			currencies
The diabetes care segment
Insulin analogues	3,200	80%	87%	55%
Human insulin and insulin-related sales	10,524	(1%)	2%	6%
Oral antidiabetic products	1,250	19%	26%	10%
Diabetes care – total	14,974	11%	15%	71%

The biopharmaceuticals segment
NovoSeven®	3,215	10%	15%	16%
Growth hormone therapy	1,680	8%	10%	5%
Other products	1,389	12%	17%	8%
Biopharmaceuticals – total	6,284	10%	14%	29%

Total sales	21,258	11%	15%	100%

Sales growth was realised in all regions, and North America, constituting 27% of total sales, continued to experience strong growth. In October 2004, Novo Nordisk’s US subsidiary, Novo Nordisk Pharmaceuticals, Inc, will for the first time surpass USD 1 billion in accumulated sales within a calendar year.

Diabetes care

Sales of diabetes care products grew by 15% measured in local currencies compared to the first nine months of 2003 and by 11% measured in Danish kroner to DKK 14,974 million.

Insulin analogues, human insulin and insulin-related products

Sales of insulin analogues, human insulin and insulin-related products increased by 14% measured in local currencies and by 11% to DKK 13,724 million measured in Danish kroner. All regions contributed to growth both measured in local currencies and in Danish kroner.

Sales of insulin analogues increased by 87% measured in local currencies and by 80% in Danish kroner to DKK 3,200 million in the first nine months of 2004. Novo Nordisk’s insulin analogue market share continues to increase and is now approaching 30% of the world market. Solid growth rates were realised in all regions with North America as the primary growth driver. Sales of insulin analogues contribute with 55% of the overall growth in local currencies and now constitute more than 20% of Novo Nordisk’s total sales of all insulin products.

Levemir®, Novo Nordisk’s long-acting insulin analogue, has now been launched in 10 European countries, including the UK and Germany. The feedback from all markets about the product has been positive, as patients and physicians appreciate the documented higher degree of predictability than for other long-acting insulins.

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North America
Sales in North America increased by 34% in local currencies in the first nine months of 2004 and by 22% measured in Danish kroner. Sales growth was driven by underlying market growth and market share gains. Sales in the third quarter of 2004 were also influenced by approximately DKK 100 million due to an increase in wholesaler inventories at the end of the quarter. The increased market share is driven by a solid penetration of the insulin analogues NovoLog® and NovoLog® Mix. Novo Nordisk now holds slightly more than one third of the US insulin market and close to 20% of the analogue market.

Europe
Sales in Europe increased by 6% measured in both local currencies and in Danish kroner, with growth being driven by the insulin analogues. Growth in insulin sales continues to be negatively impacted by price-focused healthcare reforms in some countries.

Japan & Oceania
Sales in Japan & Oceania increased by 11% in local currencies and by 10% measured in Danish kroner. Growth is primarily driven by sales of NovoRapid® and NovoRapid® Mix 30, supported by a continued conversion from durable to disposable, prefilled devices.

International Operations
Sales within International Operations increased by 17% in local currencies and by 11% measured in Danish kroner. The main growth driver is sales of human insulin, driven especially by China and Brazil. Insulin analogues continue to add to growth, and Novo Nordisk is now the overall market leader in the analogue segment in the International Operations region.

Oral antidiabetic products
Sales of oral antidiabetic products increased in all regions and in total by 26% measured in local currencies and 19% measured in Danish kroner to DKK 1,250 million. Growth was mainly driven by North America, partly due to an increase in wholesaler inventory levels as well as higher prices.

Biopharmaceuticals

Sales within the biopharmaceuticals segment increased by 14% in local currencies compared to the first nine months of 2003 and by 10% measured in Danish kroner to DKK 6,284 million.

NovoSeven®
Sales of NovoSeven® increased by 15% in local currencies compared to the same period last year. Measured in Danish kroner, sales increased by 10% to DKK 3,215 million. Sales growth for NovoSeven® was primarily driven by Europe and North America.

NovoSeven® sales growth was driven by several factors in the first nine months of 2004. Due to the high penetration within spontaneous bleeds for congenital inhibitor patients, the predominant part of the growth within the inhibitor segment has been generated by treatment of acquired haemophilia patients and usage of NovoSeven® in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven®.

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Growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)
In local currencies sales of Norditropin® and Norditropin® SimpleXx® products increased by 10% compared to the first nine months of 2003. Measured in Danish kroner sales increased by 8% to DKK 1,680 million and were driven by Europe and North America. Sales in Japan were negatively impacted by the government-mandated reduction in reimbursement prices as of April 2004; however, a solid penetration of the prefilled delivery device NordiFlex® has been observed since the launch in July 2004.

Other products
Sales of other products within the biopharmaceuticals segment, which predominantly consists of hormone replacement therapy (HRT) related products, grew by 17% in local currencies and by 12% in Danish kroner to DKK 1,389 million.

Sales growth in the first nine months of 2004 was positively impacted by the change in July 2003 of the US distribution set-up for Novo Nordisk’s HRT products and by the continued market penetration of the low-dose continuous combined product Activella® and the local oestrogen product Vagifem®. For the first nine months of 2004, global sales continued to be negatively impacted by the overall contraction of the HRT market.

Costs

The cost of goods sold increased by 12% to DKK 5,881 million, leaving the gross margin at 72.3%, a decrease from 72.5% in the first nine months of 2003. Gains from an improved product mix as well as productivity increases were more than offset by a negative currency impact of 0.8%.

Total non-production-related costs increased by 8% to DKK 10,536 million. The increase in non-production-related costs reflects especially costs related to sales and distribution, which increased in line with sales. Sales and distribution costs in the third quarter include an impairment charge related to intangible assets. The ratio for research and development costs as a proportion of sales was slightly below 15%, lower than Novo Nordisk’s long-term intended range for research and development costs of 15–16% of sales. This reflects a changed timing of some of the major development projects in the project pipeline.

Net financials

Net financials showed a net income of DKK 192 million in the first nine months of 2004 compared to DKK 548 million in the same period in 2003. Included in net financials are foreign exchange hedging gains, primarily related to the hedging of the US dollar, of DKK 305 million compared to DKK 959 million in the first nine months of 2003. Furthermore, Novo Nordisk has recorded a gain of close to DKK 100 million related to the initiation of a new R&D alliance by ZymoGenetics, Inc in September 2004.

Outlook 2004 and 2005

Novo Nordisk now expects 12-14% growth in sales for 2004 measured in local currencies based on continued market penetration of Novo Nordisk’s insulin analogue portfolio, combined with expectations of increasing NovoSeven® sales. Operating profit for 2004, measured in local currencies and excluding the impact from non-recurring items, is now expected to grow by close to 20%. The expected level of growth in operating profit for 2004 is partly reflecting a lower than normal expenditure ratio for research and development costs relative to sales.

Stock Exchange Announcement No 58 / 2004	Page 5 of 17

Despite a continued challenging currency environment, the expectation for sales growth in 2004 measured in Danish kroner remains around 10%, and operating profit is still expected to grow by slightly more than 5%.

For 2004 Novo Nordisk now expects a net financial income of DKK 300 million due to higher expectations for foreign exchange hedging gains as well as non-recurring income related to ZymoGenetics, Inc.

For 2004, Novo Nordisk still expects the tax rate to be 33%, 1 percentage point lower than the tax rate realised in 2003.

Novo Nordisk still expects capital expenditure of DKK 3 billion in 2004. Depreciations, amortisation and impairment losses are now expected to be around DKK 1.9 billion and the free cash flow to be more than DKK 3 billion. These expectations do not include the expected completion around the turn of the year of the restructuring of the AERx® iDMS programme, which will involve an investment of USD 55 million.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 13, 10 and 7 months, respectively. The financial impact from currency hedging is included in ‘Net financials’.

All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2004.

Concerning 2005, Novo Nordisk will provide full guidance on expectations in connection with the release of the full-year financial results for 2004, which are scheduled for 28 January 2005. Novo Nordisk’s current ambition for 2005 is to pursue growth in the operating profit of the underlying business, which is aligned with the company’s long-term objective of 15%. The reported level of operating profit growth will, however, be affected by the following two issues: First, growth in operating profit in 2005 will be impacted by an expected lower level of non-recurring income compared to 2004. Second, Novo Nordisk will experience a negative impact on operating profit measured in Danish kroner if currency exchange rates remain at the current level throughout 2005.

Research and development update

The diabetes care segment
Novo Nordisk has now successfully concluded the activities related to the outstanding clinical issues with the US filing of Levemir®. Hence, Novo Nordisk expects to file the relevant amendments to the New Drug Application before year-end, implying that an approval from the US regulatory authorities (FDA) would be expected around mid-2005.

Novo Nordisk has decided to terminate further clinical development of balaglitazone, an oral treatment for patients with type 2 diabetes, as the preclinical results did not suggest a sufficient competitive advantage for balaglitazone compared to similar, marketed products within this therapeutic category.

All clinical and non-clinical data in relation to liraglutide, the once-daily human GLP-1 analogue for the treatment of type 2 diabetes, have over the past months been analysed and discussed with regulatory authorities. Based on this, Novo Nordisk has decided to initiate an additional clinical study comprising approximately 170 patients. The study is intended to increase the

Stock Exchange Announcement No 58 / 2004	Page 6 of 17

understanding of the longer-term efficacy and safety profile for the selected therapeutic doses of liraglutide. Furthermore, the study is intended to confirm that certain non-clinical findings are of no relevance to humans. The phase 2b study is expected to be initiated early 2005 and to be followed by a phase 3 clinical trial programme, comprising approximately 3,500 patients, around the turn of 2005/6.

Novo Nordisk has in September obtained full development and manufacturing rights to the AERx® insulin Diabetes Management System (iDMS) programme from Aradigm, Inc. As a consequence, Novo Nordisk will assume all further responsibilities for development and funding of the AERx® iDMS programme. The ongoing pharmacokinetic and pharmacodynamic (PK/PD) study will continue according to plan and is expected to be finalised during the first half of 2005.

The biopharmaceuticals segment

Following regulatory consultations in Europe, Novo Nordisk now expects to file an application for marketing approval in Europe for the use of NovoSeven® in connection with intracerebral haemorrhages (ICH) by mid-2005, followed by an expected six months’ review time by the regulatory authorities. The consultations with the FDA about the US regulatory pathway related to ICH are ongoing, and Novo Nordisk still expects to conclude these before the end of 2004.

A new US research site, focusing on haemostasis and critical care, will be established with the aim of further expanding the R&D effort within this field. The site will be located in New Jersey; an area known for its medical and scientific excellence within the haemostasis field. The site will serve as a centre for early-stage haemostasis R&D and will be staffed by approximately 75 scientists when fully operational by 2007/8.

NordiFlex® has been approved by the FDA. NordiFlex® is a fully integrated disposable delivery system for liquid growth hormone based on FlexPen®, Novo Nordisk’s innovative delivery device, originally developed for insulin injection.

As previously communicated, Novo Nordisk held its first Capital Markets Day on 5 October 2004. At the Capital Markets Day and in a separate stock exchange announcement, Novo Nordisk elaborated on its biopharmaceuticals businesses and provided insights into the company’s research and development activities within the biopharmaceuticals segment.

Equity

Total equity was DKK 25,654 million at the end of the first nine months of 2004, equal to 72.1% of total assets, compared to 72.0% at the end of 2003. Please refer to appendix 5 for further elaboration of changes in equity during 2004.

Holding of treasury shares
As per 27 October 2004, Novo Nordisk A/S and its wholly-owned affiliates owned 19,646,047 of its own B shares, corresponding to 5.54% of the total share capital.

Sustainability issues update

At the Oxford Vision 2020 Summit in September, Novo Nordisk CEO Lars Rebien Sørensen pledged GBP 3 million to the ongoing global fight against chronic diseases, including diabetes. The Oxford Vision 2020 is a global advocacy movement, coorganised by the University of Oxford and Novo Nordisk with the shared goal to prevent and control the global chronic

Stock Exchange Announcement No 58 / 2004	Page 7 of 17

disease epidemics. The event was attended by some 90 world-leading public health experts, academics, industry leaders, non-governmental organisations and governments.

In the 2004 update of the Dow Jones Sustainability World Indexes (DJSI World) and Dow Jones STOXX Sustainability Indexes (DJSI STOXX), Novo Nordisk maintains its position, held since 2002, as the leader in the Pharmaceuticals Industry Group. Novo Nordisk’s score of 78% reflects the company’s performance across economic, environmental and social criteria compared to the industry average of 51%.

In August, Novo Nordisk had two accidental releases of materials containing GMOs – genetically modified organisms - at the production site in Bagsværd. The authorities were immediately informed and were satisfied with the prompt response and suggested corrective actions. Subsequently, the Danish Occupational Health authorities inspected the facilities and found no reason to call for actions. The GMOs in question (Class 1) cannot survive outside of their usual protected environment in the laboratory. The incidents were unrelated.

Legal issues update

As of 25 October 2004, Novo Nordisk’s US subsidiary, Novo Nordisk Pharmaceuticals Inc, together with the majority of the hormone therapy product manufacturers, is a defendant in 17 product liability lawsuits. Novo Nordisk’s HRT products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed in the US exclusively by Pharmacia & Upjohn Corporation (now Pfizer). The proceedings are currently in their preliminary stages; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk’s financial outlook.

Novo Nordisk’s US subsidiary, Novo Nordisk Pharmaceuticals Inc, together with 43 other pharmaceutical companies, is a defendant in a lawsuit brought by the City of New York. The City claims that it was overcharged for drugs used in its Medicaid programme over the last 12 years and is requesting the court to award monetary damages. The lawsuit was filed in August 2004 in the US District Court for the Southern District of New York. The City has not identified any specific basis for its claim that Novo Nordisk overcharged for its products, but it does state that in 2002 it spent approximately USD 1.8 million on Novo Nordisk drugs. The proceedings are currently in their preliminary stages; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk’s financial outlook.

Flamel Technologies SA (‘Flamel’), a French company, has on 8 October 2004 submitted a notice of voluntary dismissal to the court of Delaware, USA, and has thereby withdrawn a lawsuit against Novo Nordisk A/S related to Flamel's so-called ‘Medusa’ technology within the area of long-acting insulin. Flamel had brought the suit against Novo Nordisk A/S in Delaware on 15 June 2004, alleging that Novo Nordisk improperly had used information from Flamel to file patent applications in the US.

Conference call details

At 14:00 CET today, corresponding to 8:00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

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Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 27 February 2004. Please also refer to the section ‘Management of risk in Novo Nordisk’ in the Annual Financial Report 2003. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsværd 27 October 2004
The Board of Directors

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Contacts for further information

Media: Outside North America: Mike Rulis Tel (direct): (+45) 4442 3573 E-mail: mike@novonordisk.com In North America: Susan T Jackson Tel (direct): (+1) 609 919 7776 E-mail: stja@novonordisk.com

Investors:
Outside North America:
Mogens Thorsager Jensen
Tel (direct): (+45) 4442 7945
E-mail: mtj@novonordisk.com

Palle Holm Olesen
Tel (direct): (+45) 4442 6175
E-mail: phoo@novonordisk.com

In North America:
Christian Kanstrup
Tel (direct): (+1) 609 919 7937
E-mail: cka@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement No 58 / 2004	Page 10 of 17

Appendix 1:

The Novo Nordisk Group
Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)
								% change
		2004			2003			Q3 2003 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2004

Sales	7,469	7,222	6,567	7,158	6,655	6,477	6,056	12%

Gross profit	5,381	5,280	4,716	5,031	4,847	4,677	4,390	11%
Gross margin	72.0%	73.1%	71.8%	70.3%	72.8%	72.2%	72.5%

Sales and distribution costs	2,087	2,037	1,926	2,097	1,880	1,854	1,772	11%
Percent of sales	27.9%	28.2%	29.3%	29.3%	28.2%	28.6%	29.3%
Research and development costs	1,081	978	1,035	1,125	1,012	969	937	7%
Percent of sales	14.5%	13.5%	15.8%	15.7%	15.2%	15.0%	15.5%
Administrative expenses	496	425	471	482	485	415	455	2%
Percent of sales	6.6%	5.9%	7.2%	6.7%	7.3%	6.4%	7.5%
Licence fees and other operating income (net)	59	71	232	423	216	226	171	-73%

Operating profit	1,776	1,911	1,516	1,750	1,686	1,665	1,397	5%
Operating margin	23.8%	26.5%	23.1%	24.4%	25.3%	25.7%	23.1%

Share of profit in associated R&D companies	7	(44)	(38)	78	(45)	(41)	(63)	-116%
Share of profit in other associated companies	5	4	(31)	7	(2)	(2)	9	-350%
Financial income	125	104	178	438	177	446	421	-29%
Financial expenses	52	44	22	117	103	116	133	-50%
Profit before taxation	1,861	1,931	1,603	2,156	1,713	1,952	1,631	9%

Net profit	1,248	1,293	1,074	1,413	1,128	1,288	1,073	11%

Depreciation, amortisation and impairment losses	576	387	380	553	363	356	309	59%
Capital expenditure	873	642	392	934	383	519	466	128%
Cash flow from operating activities	2,490	1,710	1,350	221	2,317	1,437	2,174	7%
Free cash flow	1,597	956	886	(703)	1,932	910	1,707	-17%

Equity	25,654	24,928	24,048	24,887	23,700	22,807	21,829	8%
Total assets	35,587	34,248	33,838	34,564	35,140	33,103	31,382	1%
Equity ratio	72.1%	72.8%	71.1%	72.0%	67.4%	68.9%	69.6%

Full-time employees at the end of the period	20,001	19,631	19,179	18,756	18,664	18,465	18,221	7%

Diluted earnings per share (in DKK)*	3.69	3.81	3.16	4.17	3.31	3.76	3.11	11%
Average number of shares outstanding (million)*
- used for diluted earnings per share	338.2	339.8	339.8	339.1	340.7	342.0	344.6	-1%

Sales by business segments:
Insulin analogues	1,262	1,045	893	796	711	576	488	77%
Human insulin and insulin-related sales	3,623	3,669	3,232	3,963	3,554	3,666	3,414	2%
Oral antidiabetic products (OAD)	449	382	419	390	387	300	363	16%
Diabetes care total	5,334	5,096	4,544	5,149	4,652	4,542	4,265	15%

NovoSeven®	1,095	1,093	1,027	940	1,010	996	925	8%
Growth hormone therapy	564	562	554	588	520	537	503	8%
Hormone replacement therapy	399	392	342	399	361	292	279	11%
Other products	77	79	100	82	112	110	84	-31%
Biopharmaceuticals total	2,135	2,126	2,023	2,009	2,003	1,935	1,791	7%

Sales by geographic segments:
Europe	3,069	3,118	2,894	3,165	2,920	2,935	2,723	5%
North America	2,147	1,882	1,769	1,618	1,674	1,501	1,566	28%
International Operations	1,171	1,135	980	1,234	1,027	1,058	910	14%
Japan & Oceania	1,082	1,087	924	1,141	1,034	983	857	5%

Segment operating profit:
Diabetes care	765	954	693	966	755	784	691	1%
Biopharmaceuticals	1,011	957	823	784	931	881	706	9%

*) For Q3 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 338,164,982.

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Appendix 2:

The Novo Nordisk Group
Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.
								% change
	2004			2003				Q3 2003 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2004

Sales	1,005	970	882	957	896	872	815	12%

Gross profit	723	710	633	673	652	630	591	11%
Gross margin	72.0%	73.1%	71.8%	70.3%	72.8%	72.2%	72.5%

Sales and distribution costs	281	273	259	281	253	250	238	11%
Percent of sales	27.9%	28.2%	29.3%	29.3%	28.2%	28.6%	29.3%
Research and development costs	146	131	139	150	136	131	126	7%
Percent of sales	14.5%	13.5%	15.8%	15.7%	15.2%	15.0%	15.5%
Administrative expenses	65	60	62	64	66	55	62	2%
Percent of sales	6.6%	5.9%	7.2%	6.7%	7.3%	6.4%	7.5%
Licence fees and other operating income (net)	8	10	31	56	30	30	23	-73%

Operating profit	239	256	204	234	227	224	188	5%
Operating margin	23.8%	26.5%	23.1%	24.4%	25.3%	25.7%	23.1%

Share of profit in associated R&D companies	-	(4)	(6)	10	(6)	(6)	(8)	-116%
Share of profit in other associated companies	1	-	(4)	1	-	-	1	-350%
Financial income	17	14	24	59	23	60	57	-29%
Financial expenses	7	6	3	16	13	16	18	-50%
Profit before taxation	250	260	215	288	231	262	220	9%

Net profit	168	174	144	189	152	174	144	11%

Depreciation, amortisation and impairment losses	77	52	51	74	48	48	42	59%
Capital expenditure	117	86	53	125	51	70	63	128%
Cash flow from operating activities	335	230	181	28	312	193	293	7%
Free cash flow	215	128	119	(96)	260	123	230	-17%

Equity	3,447	3,348	3,230	3,343	3,192	3,070	2,939	8%
Total assets	4,782	4,600	4,545	4,643	4,732	4,455	4,226	1%
Equity ratio	72.1%	72.8%	71.1%	72.0%	67.4%	68.9%	69.6%

Full-time employees at the end of the period	20,001	19,631	19,179	18,756	18,664	18,465	18,221	7%

Diluted earnings per share (in EUR)*	0.49	0.52	0.42	0.56	0.45	0.50	0.42	11%
Average number of shares outstanding (million)*
- used for diluted earnings per share	338.2	339.8	339.8	339.1	340.7	342.0	344.6	-1%

Sales by business segments:
Insulin analogues	170	140	120	106	96	77	66	77%
Human insulin and insulin-related sales	489	491	435	529	479	494	459	2%
Oral antidiabetic products (OAD)	60	52	56	53	52	40	49	16%
Diabetes care total	719	683	611	688	627	611	574	15%

NovoSeven®	147	147	138	125	136	135	124	8%
Growth hormone therapy	76	76	74	79	70	72	68	8%
Hormone replacement therapy	53	53	46	54	48	39	38	11%
Other products	10	11	13	11	15	15	11	-31%
Biopharmaceuticals total	286	287	271	269	269	261	241	7%

Sales by geographic segments:
Europe	412	419	389	422	394	394	367	5%
North America	289	253	237	217	225	202	211	28%
International Operations	158	152	132	165	138	143	122	14%
Japan & Oceania	146	146	124	153	139	133	115	5%

Segment operating profit:
Diabetes care	103	128	93	129	101	106	93	1%
Biopharmaceuticals	136	128	111	105	126	118	95	9%

*) For Q3 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 338,164,982.

Stock Exchange Announcement No 58 / 2004	Page 12 of 17

Appendix 3:

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The accounting policies used in appendix 1 as well as all other appendices in this interim report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section 'Adoption of IFRS in 2004' in the Annual Financial Report 2003, which describes the changes from the historically applied Danish GAAP to IFRS.

The Novo Nordisk Group
Consolidated income statement

	9M	9M	Q3	Q3
DKK million	2004	2003	2004	2003

Sales	21,258	19,188	7,469	6,655
Cost of goods sold	5,881	5,274	2,088	1,808

Gross profit	15,377	13,914	5,381	4,847

Sales and distribution costs	6,050	5,506	2,087	1,880
Research and development costs	3,094	2,918	1,081	1,012
Administrative expenses	1,392	1,355	496	485
Licence fees and other operating income (net)	362	613	59	216

Operating profit	5,203	4,748	1,776	1,686

Share of profit in associated R&D companies	(75)	(149)	7	(45)
Share of profit in other associated companies	(22)	5	5	(2)
Financial income	407	1,044	125	177
Financial expenses	118	352	52	103

Profit before taxation	5,395	5,296	1,861	1,713

Income taxes	1,780	1,807	613	585

NET PROFIT	3,615	3,489	1,248	1,128

Earnings per share (DKK)	10.71	10.20	3.71	3.31
Earnings per share diluted (DKK)	10.66	10.19	3.69	3.31

Segment sales:
Diabetes care	14,974	13,459	5,334	4,652
Biopharmaceuticals	6,284	5,729	2,135	2,003

Segment operating profit:
Diabetes care	2,412	2,230	765	755
Biopharmaceuticals	2,791	2,518	1,011	931

Stock Exchange Announcement No 58 / 2004	Page 13 of 17

Appendix 4:

The Novo Nordisk Group
Consolidated balance sheet

DKK million	30 Sep 2004	31 Dec 2003	30 Sep 2003

ASSETS
Long-term assets
Intangible assets	235	331	380
Property, plant and equipment	17,142	16,342	16,030
Investments in associated companies	962	1,040	1,014
Deferred tax assets	565	579	599
Long-term financial assets	140	80	55
TOTAL LONG-TERM ASSETS	19,044	18,372	18,078

Current assets
Inventories	7,100	6,531	6,543
Trade receivables	3,770	3,785	3,697
Tax receivables	173	134	757
Other receivables	2,028	2,652	1,623
Marketable securities	525	1,828	1,629
Cash at bank and in hand	2,947	1,262	2,813
TOTAL CURRENT ASSETS	16,543	16,192	17,062

TOTAL ASSETS	35,587	34,564	35,140

EQUITY AND LIABILITIES
Share capital	709	709	709
Treasury shares	(39)	(33)	(29)
Share premium account	2,565	2,565	2,565
Retained earnings	22,160	21,037	20,120
Other comprehensive income	259	609	335

TOTAL EQUITY	25,654	24,887	23,700

Long-term liabilities
Long-term debt	746	753	1,006
Deferred tax liabilities	1,539	1,610	1,687
Provision for pensions	284	222	318
Other long-term provisions	90	60	39

Total long-term liabilities	2,659	2,645	3,050

Current liabilities
Short-term debt	436	975	876
Trade payables	738	1,008	894
Tax payables	727	643	1,664
Other current liabilities	4,011	3,366	3,927
Other short-term provisions	1,362	1,040	1,029

Total current liabilities	7,274	7,032	8,390

TOTAL LIABILITIES	9,933	9,677	11,440

TOTAL EQUITY AND LIABILITIES	35,587	34,564	35,140

Stock Exchange Announcement No 58 / 2004	Page 14 of 17

Appendix 5:

The Novo Nordisk Group
Consolidated statement of changes in equity

					Other comprehensive income

						Deferred
					Exchange	gain/loss
			Share		rate	on cash	Other
	Share	Treasury	premium	Retained	adjust-	flow	adjust-
DKK million	capital	shares	account	earnings	ments	hedges	ments	Total

9M 2004
Balance at the beginning of the year	709	(33)	2,565	21,037	33	513	63	24,887
Net profit for the period				3,615				3,615
Purchase of treasury shares		(7)		(1,078)				(1,085)
Sale of treasury shares		1		74				75
Dividends declared				(1,488)				(1,488)
Exchange rate adjustment of investments in
subsidiaries					8			8
Reversal of deferred (gain)/loss on cash flow hedges at
the beginning of the year						(513)		(513)
Deferred gain/(loss) on cash flow hedges at the end of
the period						153		153
Other adjustments							2	2

Balance at the end of the period	709	(39)	2,565	22,160	41	153	65	25,654

9M 2003
Balance at the beginning of the year	709	(19)	2,565	18,968	27	391	(45)	22,596
Net profit for the period				3,489				3,489
Purchase of treasury shares		(10)		(1,106)				(1,116)
Sale of treasury shares				12				12
Dividends declared				(1,243)				(1,243)
Exchange rate adjustment of investments in
subsidiaries					16			16
Reversal of deferred (gain)/loss on cash flow hedges at
the beginning of the year						(391)		(391)
Deferred gain/(loss) on cash flow hedges at the end of
the period						330		330
Other adjustments							7	7

Balance at the end of the period	709	(29)	2,565	20,120	43	330	(38)	23,700

Stock Exchange Announcement No 58 / 2004	Page 15 of 17

Appendix 6:

The Novo Nordisk Group
Condensed consolidated statements of cash flow and financial resources

DKK million	9M 2004	9M 2003

Net profit	3,615	3,489

Net reversals with no effect on cash flow	3,705	3,234
Income taxes paid and net interest received	(1,662)	(783)

Cash flow before change in working capital	5,658	5,940

Net change in working capital	(108)	(12)

Cash flow from operating activities	5,550	5,928

Net investments in intangible assets and long-term financial assets	(204)	(11)
Capital expenditure for property, plant and equipment	(1,907)	(1,368)
Net change in marketable securities (>3 months)	1,303	(1,318)

Total cash flow from investing activities	(808)	(2,697)

Cash flow from financing activities	(2,838)	(1,897)

NET CASH FLOW	1,904	1,334

Unrealised gain/(loss) on exchange rates in cash and cash equivalents	(22)	(8)

Net change in cash and cash equivalents	1,882	1,326

Cash and cash equivalents at the beginning of the year	841	919

Cash and cash equivalents at the end of the period	2,723	2,245

Undrawn committed credit facilities	6,697	8,899

FINANCIAL RESOURCES AT THE END OF THE PERIOD	9,420	11,144

FREE CASH FLOW*	3,439	4,549

*) Cash flow from operating activities + Cash flow from investing activities - Net change in marketable securities (>3 months)

Stock Exchange Announcement No 58 / 2004	Page 16 of 17

Appendix 7:

The Novo Nordisk Group
Reconciliations of Danish GAAP to IFRS

Accounting policies
This unaudited interim financial report has been prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting.
As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The date of transition is 1 January 2002. The accounting policies used in this interim financial report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section 'Adoption of IFRS in 2004' in the Annual Financial report 2003 , which describes the changes from the historically applied Danish GAAP to IFRS. In this interim financial report the presentation and accounting terminology comply with IFRS.
The reconciliation items in the tables below refer to descriptions of the changes in accounting policies due to IFRS adoption mentioned in the section 'Adoption of IFRS in 2004' in the Annual Financial Report 2003 .

Effect of IFRS adoption for the quarterly financial reporting in 2003

DKK Million	Q1	Q2	Q3	Q4

Operating profit – Danish GAAP	1,320	1,619	1,636	1,809
Accounting for associated R&D companies – reclass. of share of profit or loss	40	36	40	31
Accounting for associated R&D companies – reclass. of capital (gain)/loss	18	-	-	(103)
Provisions for pensions	9	-	1	-
Borrowing costs – depreciation	10	9	9	10
Other	-	1	-	3
Operating profit – IFRS	1,397	1,665	1,686	1,750

Net profit – Danish GAAP	1,091	1,286	1,130	1,351
Accounting for associated R&D companies	(5)	(5)	(5)	6
Market value of currency options	(15)	17	(13)	41
Provisions for pensions	5	-	1	-
Borrowing costs – depreciation	10	9	9	10
Borrowing costs – interest expenses as incurred	(3)	(3)	(2)	(2)
Other	(10)	(16)	8	7
Net profit – IFRS	1,073	1,288	1,128	1,413

Equity – Danish GAAP	22,158	23,159	24,037	25,224
Accounting for associated R&D companies	40	34	28	31
Market value of currency options	(16)	(23)	(18)	(35)
Provisions for pensions	(32)	(30)	(29)	(36)
Borrowing costs	(282)	(278)	(273)	(268)
Other	(39)	(55)	(45)	(29)
Equity – IFRS	21,829	22,807	23,700	24,887

Effect of IFRS adoption on net profit

DKK Million	2003	2002

Net profit – Danish GAAP	4,858	4,095
Accounting for associated R&D companies	(9)	(9)
Market value of currency options	30	50
Provisions for pensions	6	(7)
Borrowing costs – depreciation	38	39
Borrowing costs – interest expenses as incurred	(10)	(14)
Other	(11)	(10)
Net profit – IFRS	4,902	4,144

Effect of IFRS adoption on equity
	31 Dec	31 Dec	1 Jan
DKK Million	2003	2002	2002

Equity – Danish GAAP	25,224	22,928	20,137
Accounting for associated R&D companies	31	47	57
Market value of currency options	(35)	(22)	(22)
Provisions for pensions	(36)	(42)	(15)
Borrowing costs	(268)	(287)	(297)
Other	(29)	(28)	(31)
Equity – IFRS	24,887	22,596	19,829

Stock Exchange Announcement No 58 / 2004	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: DECEMBER 15 , 2004	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer